UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

REGULUS THERAPEUTICS INC.
(Name of Subject Company (Issuer))

REDWOOD MERGER SUB INC.

(Offeror)
A Wholly Owned Subsidiary of

NOVARTIS AG

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75915K309
(CUSIP Number of Class of Securities)

Karen L. Hale

Chief Legal and Compliance Officer

Novartis AG

Lichstrasse 35

CH-4056 Basel

Switzerland

Telephone: +41-61-324-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Kerry S. Burke, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662-6000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     Third-party offer subject to Rule 14d-1.

☐      Issuer tender offer subject to Rule 13e-4.

☐      Going-private transaction subject to Rule 13e-3.

☐      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 27, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) by (i) Redwood Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent”) and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Regulus Therapeutics Inc., a Delaware corporation (the “Company”), in exchange for (a) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon, plus (b) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in, the CVR Agreement to be entered into between Parent and a rights agent as of or prior to the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended by this Amendment.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in “Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding at the end of the section a subsection titled “Litigation” and the following paragraphs:

“On May 29, 2025, a purported stockholder of the Company filed a complaint (the “Saini Complaint”) against the Company and members of the Company Board in the United States District Court for the Southern District of California, in the matter captioned Arsh Saini v. Regulus Therapeutics, Inc., Case No. 3:25-cv-01362-BJC-KSC (S.D. Cal.). The Saini Complaint generally alleges that defendants violated Sections 14 and 20(a) of the Exchange Act and it asserts claims challenging the adequacy of disclosures in the Schedule 14D-9. Plaintiff seeks to enjoin the Offer, or in the event the Transactions are consummated, recission and to recover damages and attorneys’ fees and expenses, among other things. On June 3 and 4, 2025, two additional purported stockholders filed complaints against the Company and members of the Company Board in the Supreme Court of the State of New York for the County of New York (the “New York Complaints”) in the matters captioned Weiss v. Regulus Therapeutics, Inc., Index No. 653394/2025, and Kent v. Regulus Therapeutics, Inc., Index No. 653394/2025, respectively. The New York Complaints generally allege claims for negligent misrepresentation, concealment, and negligence under New York common law. The New York Complaints seek, among other things, injunctive relief to prevent the Company from taking steps to consummate the Transactions, or in the event the Transactions are consummated, recission, damages, and attorneys’ fees and expenses.

In addition, since the initial filing of the Schedule TO, the Company has received a number of letters from purported stockholders of the Company, which generally challenge the sufficiency of disclosures in the Schedule 14D-9 and demand that certain allegedly omitted information in the Schedule 14D-9 be disclosed. Additional letters may be received by, and additional complaints may be filed against, the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If additional, similar demands or complaints are received by or filed against Parent or Purchaser, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such occurrences.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Redwood Merger Sub Inc.

By:	/s/ Jaime Huertas
	Name:	Jaime Huertas
	Title:	Secretary

Novartis AG

By:	/s/ Jonathan Emery
	Name:	Jonathan Emery
	Title:	As Attorney

By:	/s/ Tariq El Rafie
	Name:	Tariq El Rafie
	Title:	As Attorney

Date: June 17, 2025